INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (UNAUDITED)

September 30, 2017

DXI ENERGY INC.
CONSOLIDATED BALANCE SHEETS

(Unaudited)		September 30,	December 31,
(thousands of Canadian dollars)	Notes	2017	2016
		$	$
ASSETS
Current
Cash and cash equivalents		491	141
Accounts receivable		345	672
Prepaids and deposits		42	19
Current Assets		878	832
Non-current
Deposits		211	246
Exploration and evaluation assets	3	110	970
Property and equipment	4	17,124	19,212
Total Assets		18,323	21,260

LIABILITIES
Current
Accounts payable and accrued liabilities		1,375	2,165
Loans from related parties	6	1,436	2,363
Derivative liability		-	153
Financial contract liability	8	6,717	7,226
Current Liabilities		9,528	11,907
Non-current
Loans from related parties	6	3,069	4,031
Decommissioning liability	7	3,917	3,776
Total Liabilities		16,514	19,714
SHAREHOLDERS' EQUITY
Share capital	9	100,237	98,111
Contributed surplus		13,732	10,626
Deficit		(114,560)	(110,636)
Accumulated other comprehensive income		2,400	3,445
Total Shareholders' Equity		1,809	1,546
Total Liabilities and Shareholders' Equity		18,323	21,260

Approved on behalf of the Board:

"signed"	"signed"
Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements.	1

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF COMPREHEHSIVE LOSS

(Unaudited)		Three months ended September 30		Nine months ended September 30
(thousands of Canadian dollars, except per share amounts)	Notes	2017	2016	2017	2016
		$	$	$	$
REVENUES
Gross revenues		492	1,009	2,227	3,854
Royalties		(67)	(134)	(255)	(608)
Total Revenues, net of royalties	13	425	875	1,972	3,246

EXPENSES
Operating and transportation		403	596	1,485	2,373
Amortization, depletion and impairment losses	5	456	850	2,179	2,712
General and administrative		361	444	1,167	1,270
Financing expenses		227	300	809	1,286
Stock based compensation		-	5	8	184
Foreign exchange (gain) loss		(271)	127	(519)	(379)
Loss on disposal of E&E assets		-	175	-	175
Loss on disposal of property and equipment		2	-	2	-
Change in fair value of warrant liability		-	(1)	-	(1)
Change in fair value of derivative liability		-	(516)	(152)	(1,140)
Loss on debt extinguishment	6	-	-	918	-
(Gain) loss on financial contract liability	8	-	(146)	-	(63)
Total Expenses		1,178	1,834	5,897	6,417

Loss before other items		(753)	(959)	(3,925)	(3,171)
Other income		-	2	1	51

Loss for the period		(753)	(957)	(3,924)	(3,120)

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		(544)	141	(1,045)	(1,038)

Comprehensive loss		(1,297)	(816)	(4,969)	(4,158)

Loss per common share - basic and diluted	11	(0.01)	(0.02)	(0.07)	(0.08)

The accompanying notes are an integral part of these consolidated financial statements.	2

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)		Number	Share	Contributed
(thousands of Canadian dollars, except number of shares)	Notes	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
			$	$	$	$	$
Balance as at January 1, 2017		44,808,286	98,111	10,626	(110,636)	3,445	1,546
Shares issued via private placements, net of issuance costs	9	36,321,161	2,126	-	-	-	2,126
Contributed surplus related to value of conversion feature on loans from related parties	6	-	-	3,098	-	-	3,098
Stock-based compensation		-	-	8	-	-	8
Loss		-	-	-	(3,924)	-	(3,924)
Foreign currency translation adjustment		-	-	-	-	(1,045)	(1,045)
Balance as at September 30, 2017		81,129,447	100,237	13,732	(114,560)	2,400	1,809

Balance as at January 1, 2016		36,509,953	97,162	10,438	(105,150)	4,118	6,568
Shares issued via private placements, net of issuance costs		8,298,333	949	-	-	-	949
Stock-based compensation		-	-	184	-	-	184
Loss		-	-	-	(3,120)	-	(3,120)
Foreign currency translation adjustment		-	-	-	-	(1,038)	(1,038)
Balance as at September 30, 2016		44,808,286	98,111	10,622	(108,270)	3,080	3,543

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.	3

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Nine months ended September 30
(thousands of Canadian dollars)	Notes	2017	2016
		$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Loss for the period		(3,924)	(3,120)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		2,179	2,712
Stock based compensation		8	184
Non-cash financing expenses		415	820
Non-cash foreign exchange on financial contract liability	8	(512)	(377)
Loss on disposal of E&E assets		-	175
Loss on disposal of property and equipment		2	-
Change in fair value of warrant liability		-	(1)
Change in fair value of derivative liability		(153)	(1,140)
Loss on debt extinguishment	6	918	-
Loss on financial contract liability		-	(63)
Cash flows from (used in) operations		(1,067)	(810)
Changes in operating working capital	11	284	1,465
Total Cash Flows from (used in) Operating Activities		(783)	655
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		35	2
E&E expenditures		(6)	(2)
Additions to property and equipment	4	(176)	(475)
Proceeds from sale of E&E assets		-	85
Reclamation expenditures		(3)	(30)
Changes in investing working capital	11	(76)	(972)
Total Cash Flows used in Investing Activities		(226)	(1,392)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank credit facility		-	(147)
Advance of loans from related parties	6	450	350
Repayment of loans from related parties		-	(300)
Transaction costs related to restructure of loans from related parties		(25)	-
Shares issued for cash, net of share issue costs		903	948
Changes in financing working capital	11	31	29
Total Cash Flows from Financing Activities		1,359	880

CHANGE IN CASH AND CASH EQUIVALENTS		350	143
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		141	38

CASH AND CASH EQUIVALENTS, END OF PERIOD		491	181

Supplemental cash flow information - Note 11

The accompanying notes are an integral part of these consolidated financial statements.	4

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 1 – CORPORATE INFORMATION

DXI Energy Inc. (the “Company”) is a public company trading on the Toronto Stock Exchange (“TSX”) under the symbol of “DXI” in Canada and the OTCQB (“OTCQB”) under the symbol of “DXIEF” in the United States. The Company is in the business of exploring and developing energy properties with a focus on oil and gas in North America. On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc. The address of its registered office is 520 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The interim condensed consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Audit Committee on November 8, 2017.

NOTE 2 – BASIS OF PRESENTATION

(a)    Basis of presentation

The interim condensed consolidated financial statements for the nine months ended September 30, 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2016. The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2016.

(b)    Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $8.7 million. The Company also has an accumulated deficit of $114.6 million. Of this amount, $6.7 million is represented by a financial contract liability of Dejour USA, which was due on September 30, 2016. The current status of this instrument is described in note 8 below.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and the continued financial support of the non-arm’s length lenders who have provided the Company with sufficient capital to meet capital expenditure commitments and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Cost:
Balance at January 1, 2016	281	18,982	19,263
Additions	2	-	2
Change in decommissioning provision	13	-	13
Disposals	-	(772)	(772)
Foreign currency translation and other	-	(768)	(768)
Balance at December 31, 2016	296	17,442	17,738
Additions	3	3	6
Change in decommissioning provision	60	-	60
Disposals	-	-	-
Foreign currency translation and other	-	(1,216)	(1,216)
Balance at September 30, 2017	359	16,229	16,588

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Accumulated impairment losses:
Balance at January 1, 2016	-	(16,041)	(16,041)
Impairment losses	-	(1,790)	(1,790)
Disposals	-	513	513
Foreign currency translation and other	-	550	550
Balance at December 31, 2016	-	(16,768)	(16,768)
Impairment losses (Note 5)	(350)	(562)	(912)
Disposals	-	-	-
Foreign currency translation and other	-	1,202	1,202
Balance at September 30, 2017	(350)	(16,128)	(16,478)

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Carrying amounts:
At December 31, 2016	296	674	970
At September 30, 2017	9	101	110

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

For Canadian E&E assets, the impairment is $350,000 and $Nil for the nine months ended September 30, 2017 and 2016, respectively. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

For U.S. E&E assets, the impairment is $562,000 and $1,057,000 for the nine months ended September 30, 2017 and 2016, respectively. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts.

The Company determined that there were no indicators of impairment reversal for its Canadian and U.S. oil and gas interests at September 30, 2017.

NOTE 4 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2016	33,376	16,653	179	50,208
Additions	300	225	3	528
Change in decommissioning provision	(48)	(4)	-	(52)
Foreign currency translation and other	-	(502)	-	(502)
Balance at December 31, 2016	33,628	16,372	182	50,182
Additions	133	38	5	176
Change in decommissioning provision	50	(2)	-	48
Disposals	-	-	(27)	(27)
Foreign currency translation and other	-	(1,181)	-	(1,181)
Balance at September 30, 2017	33,811	15,227	160	49,198

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2016	(26,774)	(1,375)	(160)	(28,309)
Amortization and depletion	(1,248)	(380)	(5)	(1,633)
Impairment losses	(1,070)	-	-	(1,070)
Foreign currency translation and other	-	41	1	42
Balance at December 31, 2016	(29,092)	(1,714)	(164)	(30,970)
Amortization and depletion (Note 5)	(431)	(163)	(3)	(597)
Impairment losses (Note 5)	(670)	-	-	(670)
Disposals	-	-	26	26
Foreign currency translation and other	-	136	1	137
Balance at September 30, 2017	(30,193)	(1,741)	(140)	(32,074)

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 – PROPERTY AND EQUIPMENT (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2016	4,536	14,658	18	19,212
At September 30, 2017	3,618	13,486	20	17,124

During the nine months ended September 30, 2017, the Company capitalized $Nil (September 30, 2016 – $104,000) of general and administrative costs related to its Canadian oil and gas interests. During the nine months ended September 30, 2017, the Company capitalized $9,000 (September 30, 2016 – $13,000) of general and administrative costs related to its US oil and gas interests.

For Canadian oil and gas properties, the impairment is $670,000 and $330,000 for the nine months ended September 30, 2017 and 2016, respectively. The Company recorded an impairment of $670,000 (September 30, 2016 - $200,000) on its oil and gas properties in British Columbia, Canada and $Nil (September 30, 2016 – $130,000) on one of the non-core oil and gas properties in Alberta, Canada. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts.

The Company determined that there were no indicators of impairment for its U.S. oil and gas interests or no indicators of impairment reversal for its Canadian and U.S. oil and gas interests at September 30, 2017.

NOTE 5 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Nine months ended September 30
	2017	2016
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 3)	912	1,058

Property and Equipment (D & P assets)
Amortization and depletion (Note 4)	597	1,324
Impairment losses (Note 4)	670	330
	2,179	2,712

NOTE 6 – LOANS FROM RELATED PARTIES

(a) Loan from Hodgkinson Equity Corporation (“HEC”)

On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015, November 18, 2015 and June 5, 2017, the Company issued a promissory note for $4,500,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HEC’s prior approval. The principal and interest at Canadian prime rate plus 5% per annum was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $114,230 was due on the 1st day of each month commencing June 1, 2016. HEC agreed to waive the requirement of the Company to repay the total monthly principal repayments of $1,371,000 until the loan was restructured on June 5, 2017.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – LOANS FROM RELATED PARTIES (continued)

(a) Loan from Hodgkinson Equity Corporation (“HEC”) (continued)

In consideration for the extension, the Company issued HEC 9,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 were restricted from sale through the facilities of the stock exchanges for four months. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HVI’s first mortgage security interest (note 6(b)).

On June 5, 2017, the Company restructured the term of the loan with extension of the due date from November 30, 2018 to June 5, 2022; reduction of the interest rate to Canadian prime rate plus 1% per annum; and the right to convert the entire outstanding amount into 58,441,558 common shares of the Company at a price of $0.077 per share. In exchange for the modification, HEC agreed to cancel the 9,000,000 warrants described above.

The fair value of the amended loan was determined by applying a risk-adjusted rate of 20% to discount the contractual cash flows over the 5-year life of the loan. The fair value of the liability component of $2,346,000 is then deducted from the face value of the amended loan ($4.5 million), with the balance being taken directly to equity. Related financing costs of $17,000 were allocated to the liability and equity components. For equity, the costs were accounted for as a deduction from equity. For the liability, the costs were added to the carrying amount of the liability.

As a result of the loan restructure in June 2017, a loss on extinguishment is recognized as follows:

$
Fair value of amended loan	2,346
Conversion feature	2,154
Carrying value of old loan before restructure (1)	(3,972)
Loss on extinguishment	528

(1) $3,903,000 (carrying value at March 31, 2017) + $125,000 (accretion) - $56,000 (cash interest) = $3,972,000

As at September 30, 2017, the carrying value of the loan liability is as follows:

$
Balance upon initial recognition	2,337
Accretion expense	146
Cash interest	(56)
Balance at September 30, 2017	2,427
Current portion	(302)
Non-current portion	2,125

Other terms of the loan are:

•	the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HEC’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 4.5% per annum.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – LOANS FROM RELATED PARTIES (continued)

(b) Loan from Hodgkinson Ventures Inc. (“HVI”)

On June 22, 2015, as amended on September 28, 2015, November 18, 2015 and June 5,2017, the Company issued a promissory note for $2,000,000 to HVI, a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC (note 6(a)). The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HVI’s prior approval. The principal and interest at Canadian prime rate plus 5% per annum were repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $50,769 was due on the 1st day of each month commencing June 1, 2016. HVI agreed to waive the requirement of the Company to repay the total monthly principal repayments of $660,000 until the loan was restructured on June 5, 2017.

In consideration for the extension, the Company issued HVI 4,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 were restricted from sale through the facilities of the stock exchanges for four months. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HVI on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HEC’s first mortgage security interest (note 6(a)).

On June 5, 2017, the Company restructured the term of the loan with extension of the due date from November 30, 2018 to June 5, 2022; reduction of the interest rate to Canadian prime rate plus 1% per annum; and the right to convert the entire outstanding amount into 25,974,025 common shares of the Company at a price of $0.077 per share. In exchange for the modification, HVI agreed to cancel the 4,000,000 warrants described above.

The fair value of the amended loan was determined by applying a risk-adjusted rate of 20% to discount the contractual cash flows over the 5-year life of the loan. The fair value of the liability component of $1,043,000 is then deducted from the face value of the amended loan ($2.0 million), with the balance being taken directly to equity. Related financing costs of $8,000 were allocated to the liability and equity components. For equity, the costs are accounted for as a deduction from equity. For the liability, the costs are added to the carrying amount of the liability.

As a result of the loan restructure in June 2017, a loss on extinguishment is recognized as follows:

$
Fair value of amended loan	1,043
Conversion feature	957
Carrying value of old loan before restructure (1)	(1,610)
Loss on extinguishment	390

(1) $1,560,000 (carrying value at March 31, 2017) + $75,000 (accretion) - $25,000 (cash interest) = $1,610,000

As at September 30, 2017, the carrying value of the loan liability is as follows:

$
Balance upon initial recognition	1,039
Accretion expense	64
Cash interest	(25)
Balance at September 30, 2017	1,078
Current portion	(134)
Non-current portion	944

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – LOANS FROM RELATED PARTIES (continued)

(b) Loan from Hodgkinson Ventures Inc. (“HVI”)

Other terms of the loan are:

•	the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HVI’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 4.5% per annum.

(c) Loan from a director and officer of the Company and his spouse

On September 15, 2015, as amended on January 11, 2016, March 31, 2016, June 2, 2016, September 30, 2016, December 31, 2016 and June 30, 2017, the Company issued a grid promissory note of up to $1,000,000 to a director and officer of the Company and his spouse (the “Lenders”). The promissory note bears interest at 12% per annum. The principal and interest accrued on the loan were repayable on or before December 31, 2015. On January 11, 2016, the Company issued an additional grid promissory note of up to $200,000 to a director and officer of the Company and his spouse and the due date of the loan was extended to March 31, 2016. On March 31, 2016, the due date of the loan was further extended to September 30, 2016.

On June 2, 2016, the Company increased the maximum amount of the non-revolving loan from $1,200,000 to $1,500,000. The interest rate was also reduced from 12% to 10% per annum. Additionally, the Company issued a 2nd mortgage in favour of the Lenders on DEAL’s oil and gas properties to a maximum of $1,500,000 as partial security for the loan. On September 30, 2016, the due date of the loan was extended to December 31, 2016. On December 31, 2016, the due date of the loan was extended to June 30, 2017. On June 30, 2017, the due date of the loan was further extended to June 30, 2018. The maximum loan amount available at September 30, 2017 was $1,500,000 (December 31, 2016 - $1,500,000). During the nine months ended September 30, 2017, $450,000 was borrowed (2016 - $50,000) and $500,000 was repaid via issuance of the Company’s common shares (2016 - $Nil) leaving a balance outstanding of $1,000,000 at September 30, 2017 (December 31, 2016 - $1,050,000).

NOTE 7 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total

Balance at January 1, 2016	3,679	146	3,825
Change in estimated future cash flows	(36)	(4)	(40)
Actual costs incurred and other	(53)	(5)	(58)
Unwinding of discount	46	3	49
Balance at December 31, 2016	3,636	140	3,776
Change in estimated future cash flows	106	(2)	104
Actual costs incurred and other	(2)	(8)	(10)
Unwinding of discount	45	2	47
Balance at September 30, 2017	3,785	132	3,917

(1) relates to property and equipment (note 4)

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 7 – DECOMMISSIONING LIABILITY (continued)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at September 30, 2017:
Discount rate	2.04%	2.49%
Inflation rate	2.00%	2.00%

As at December 31, 2016:
Discount rate	1.60%	2.34%
Inflation rate	2.00%	2.00%

NOTE 8 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The total amount contributed by the Drilling Fund was US$7,000,000.

The financial contract contains a provision whereby Dejour USA must purchase the Drilling Funds’ working interest in the four wells funded by the US$7,000,000 if the Drilling Fund fails to obtain a certain minimum return on investment by September 30, 2016. A subsequent amendment limited Dejour USA’s cash exposure to a potential “put” by the Drilling Fund to US$3,000,000, with the difference to be settled by an assignment of working interests in certain P&NG properties owned by Dejour USA. The Company is not a party to the financial contract.

On September 30, 2016, the Drilling Fund served notice to Dejour USA requiring Dejour USA to purchase the Drilling Funds’ working interest in the 4 wellbores in accordance with the contract. However, prior to serving such notice, the Drilling Fund executed certain assignments transferring ownership of its working interests in the 4 wellbores to another entity and the assignee mortgaged its interest therein. Dejour USA and its attorneys are reviewing the impact of the Drilling Fund’s actions on the validity of the financial contract between the parties.

As at September 30, 2017, Dejour USA has recorded a liability owing to the Drilling Fund of $6,717,000, as follows:

$
Balance at January 1, 2016 (US$5,207)	7,207
Accretion expense (US$222)	296
Foreign exchange gain	(214)
Adjustment to financial contract liability (US$47)	(63)
Balance at December 31, 2016 (US$5,382)	7,226
Foreign exchange gain	(509)
Balance at September 30, 2017 (US$5,382)	6,717

This amount, if any, is subject to a resolution of the financial contract between the parties. Dejour USA has received no formal communication from the Drilling Fund since the “put” notice date of September 30, 2016.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 9 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

In June and August 2017, the Company completed the initial and second tranche of a private placement and 36,321,161 common shares were issued at a price of $0.06 per share for gross proceeds of $2,179,000. The Company paid finders’ fees of $38,000 and other costs of $15,000 related to the two tranches. 20,387,828 of the common shares were issued at $0.06 per share to Directors and Officers of the Company (16,689,404) and certain creditors of the Company (3,689,424) to settle the amounts owing to them.

Subsequent to the quarter end, in October 2017, the Company completed the third and final tranches of the private placement for gross proceeds of $359,000. Combined with the initial and second tranche, the total private placement consisted of 42,297,400 common shares for total gross proceeds of $2,538,000. In connection with the last two tranches of the private placement, the Company paid finders’ fees of $Nil for a total of $38,000 and other costs of $5,000 for a total of $20,000. Additionally, in October 2017, the Company completed a private placement and issued 2,128,571 flow-through shares at $0.07 per share. Gross proceeds raised were $149,000. In connection with this private placement, the Company paid other costs of $5,000.

In June and July 2016, the Company completed a dual tranche private placement and 8,298,333 common shares were issued at a price of $0.12 per share for total gross proceeds of $995,800. The Company paid finders’ fees of $18,000 and other costs of $29,000 related to this offering. Directors and Officers of the Company purchased 3,600,000 common shares of this offering to settle the amounts owing to them for salaries and principal on certain outstanding loans.

NOTE 10 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a) Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

		Weighted
	Number of	average
	options	exercise price
		$
Balance at January 1, 2016	140,738	1.20
Options granted	3,400,000	0.16
Options cancelled	(52,818)	1.26
Options forfeited	(87,920)	1.16
Balance at December 31, 2016 and September 30, 2017	3,400,000	0.16

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 10 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a) Stock Options

Details of the stock options as at September 30, 2017 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)

$0.16	3,400,000	0.16	3.68	3,150,000	0.16	3.68

During the nine months ended September 30, 2017, the Company did not grant any stock options (2016 – 3,400,000). The fair value of the options issued during the nine months ended September 30, 2016 was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the nine months ended September 30	2016

Fair value at grant date	$0.06
Expected volatility	80.35%
Expected option life	1.37 years
Dividends	0.0%
Risk-free interest rate	0.54%
Estimated forfeiture rate	6.85%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility.

(b) Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2016 and December 31, 2016	15,719,540	0.85
Warrants cancelled	(13,000,000)	0.45
Warrants expired	(2,719,540)	2.59
Balance at September 30, 2017	-	-

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 11 – SUPPLEMENTAL INFORMATION

(a) Changes in working capital consisted of the following:

	Nine months ended September 30
	2017	2016
	$	$
Changes in non-cash working capital:
Accounts receivable	327	1,685
Prepaids and deposits	(23)	(1)
Accounts payable and accrued liabilities	(65)	(1,162)
	239	522
Comprised of:
Operating activities	284	1,465
Investing activities	(76)	(972)
Financing activities	31	29
	239	522
Other cash flow information:
Cash paid for interest	276	466
Income taxes paid	-	-

(b) Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders’ of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as the stock options and share purchase warrants were anti-dilutive. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Weighted average common shares outstanding
Basic	63,974,302	44,613,830	56,809,936	39,309,065
Diluted	63,974,302	44,613,830	56,809,936	39,309,065

NOTE 12 – RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2017 and 2016 and in addition to the loans from related parties (note 6), the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $348,000 (2016 - $237,000) and non-cash stock-based compensation of $Nil (2016 - $79,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at September 30, 2017 is $98,000 (December 31, 2016 - $262,000) owing to the two officers of the Company.

(b)

Interest expenses of $276,000 (2016 - $466,000) related to the loans from related parties were paid in cash to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company. And, interest expenses of $139,000 (2016 - $Nil) related to the loans from related parties were paid via issuance of the Company’s shares to the companies controlled by or associated with the CEO of the Company.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 13 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2017	2016	2017	2016	2017	2016
	$	$	$	$	$	$
Nine months ended September 30
Revenues, net of royalties	1,503	2,534	469	712	1,972	3,246
Segmented loss	(3,847)	(1,901)	(77)	(1,219)	(3,924)	(3,120)
Amortization, depletion and impairment losses	1,454	1,332	725	1,380	2,179	2,712
Interest expense	759	956	-	295	759	1,251
Capital expenditures	141	302	41	175	182	477

NOTE 14 – SEASONALITY OF OPERATIONS

There are factors causing quarterly variances that may not be reflective of the Company’s future performance. These include, but are not limited to weather conditions, oil and gas production, drilling activities which are affected by oil and natural gas commodity prices, global economic environment, as well as unexpected production curtailment caused by activities such as plant shutdown work. As the Company has operations in the United States, the consolidated financial results may vary between periods due to the effect of foreign exchange fluctuations in translating the expenses of its operations in the United States to Canadian dollars. As a result, quarterly operating results should not be relied upon as any indication of results for any future period.